UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s (the “Company”) registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, (i) on October 3, 2022, the Company entered into a Capital on DemandTM Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC (“Jones”), pursuant to which the Company may sell from time to time, at its option, American Depositary Shares (“ADSs”), each representing fifty (50) ordinary share, DKK 0.25 nominal value per share, of the Company (the “Ordinary Shares”), through or to Jones, as sales agent or principal, and (ii) the Company filed a prospectus supplement with the Securities and Exchange Commission (the “SEC”) on October 3, 2022 relating to the offer and sale of up to $14,439,000 of ADSs pursuant to the Sales Agreement (the “Prior ATM Program”).

On March 26, 2025, the Company filed a prospectus supplement (the “Prospectus Supplement”) to the Company’s registration statement on Form F-3 (File No. 333-285778) for the issuance and sale, if any, of up to an additional $4,480,000 of ADSs pursuant to the Sales Agreement. The Company will not make further sales under the Prior ATM Program.

The Company is not obligated to make any sales of ADSs under the Sales Agreement, and the Company cannot provide any assurances that it will issue any ADSs pursuant to the Sales Agreement. The offering of ADSs pursuant to the Sales Agreement will terminate as permitted therein. The Company is obligated to pay Jones an aggregate sales agent commission equal to 3.0% of the gross sales price for ADSs sold under the Sales Agreement. The Company has also provided Jones with customary indemnification rights and expense reimbursements.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 26, 2024.

The opinion of Mazanti-Andersen Advokatpartnerselskab, Copenhagen, Denmark. relating to the validity of the Ordinary Shares represented by the ADSs being offered pursuant to the Prospectus Supplement is filed as Exhibit 5.1 to this Report on Form 6-K. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any sale of these securities in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Exhibits

Exhibit
No.	Description
5.1	Opinion of Mazanti-Andersen Advokatpartnerselskab
23.1	Consent of Mazanti-Andersen Advokatpartnerselskab (included Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: March 26, 2025	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer